UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 3, 2021, we announced our unaudited financial results for 6 months ended on June 30, 2021, which are set forth below:

	As at June 30,	As at December 31,
	2021	2020
Non-current assets
Property, plant and equipment, net	2,778,426	2,837,609
Investment property, net	8,091,037	8,274,195
Prepayments and premiums under operating leases	2,828,252	2,339,406
Land use rights	603,830	604,970
Deferred tax assets	18,270,070	16,960,839
	32,571,615	31,017,019
Current assets
Inventories	2,199,904	1,854,997
Trade receivables	9,279,256	11,352,617
Other receivables and prepayments	784,833	1,549,002
Related party receivables	298,218	-
Prepayments and premiums under operating leases	87,837	80,494
Cash and cash equivalents	14,104,354	16,621,290
	26,754,402	31,458,400
Total assets	59,326,017	62,475,419

Current liabilities
Short term bank loans	1,160,973	1,148,959
Trade and other payables	2,027,930	5,356,542
Dividend Payable	7,149,996	-
Due to related parties	-	1,132,811
Contract liabilities	186,627	257,529
Income tax payable	2,958,083	47,916
	13,483,609	7,943,757
Total liabilities	13,483,609	7,943,757

Equity
Share capital	575	341
Share premium	14,160,013	11,312,643
Revaluation reserve	184,272	184,272
Statutory surplus reserve	6,084,836	6,084,836
Retained profits	28,305,558	40,406,391
Foreign currency translation reserve	(2,892,845)	(3,456,821)
	45,842,409	54,531,662
Total liabilities and equity	59,326,018	62,475,419

	For the six months ended
	June 30, 2021	June 30, 2020

Revenue	12,709,722	4,488,527
Cost of sales	(11,956,851)	(3,334,862)
Gross profit	752,871	1,153,665

Other income	24,159	195,703
Other losses	(2,983,494)	(535,192)
Distribution and selling expenses	(1,213,768)	(3,280,598)
Administrative expenses	(2,622,510)	(1,593,570)
Loss from operations	(6,042,742)	(4,059,992)

Finance costs	(33,275)	(31,138)

Loss before tax	(6,076,017)	(4,091,130)

Income tax income	1,125,176	958,516

Loss for the period	(4,950,841)	(3,132,614)

Other comprehensive loss
- currency translation differences	563,976	(1,848,413)
Total comprehensive loss for the period	(4,386,865)	(4,981,027)

Loss per share of common stock attributable to the Company
- Basic	(1.21)	(1.21)
- Diluted	(1.21)	(1.21)
Weighted average shares outstanding:
- Basic	4,100,257	2,591,299
- Diluted	4,100,257	2,591,299

	For the six months ended
	June 30, 2021	June 30, 2020
OPERATING ACTIVITIES
Loss for the period	(4,950,840)	(3,132,614)
Adjustments for:
Share-based payment	708,053	-
Finance cost	33,275	31,138
Interest income	(22,591)	(29,293)
Depreciation of property, plant and equipment & investment property	586,235	349,161
Amortization of prepayments and premiums under operating leases	50,512	42,825
Provision/ (reversal) of inventory obsolescence	1,779	(14,827)
Bad debt provision of trade receivables	2,981,680	777,847
Gain on disposal of property, plant and equipment	-	6,900
Operating cash flows before movements in working capital	(611,897)	(1,968,863)

Increase in trade and other receivables	(486,463)	(572,964)
Increase in inventories	(326,883)	(595,369)
Increase in other current assets	(260,330)	-
Increase in deferred tax assets	(1,130,469)	(958,516)
Decrease in trade and other payables	(416,675)	(194,502)
Decrease in other current liabilities	(73,503)	-
Decrease in income tax payable	(44,515)	-
CASH USED IN OPERATING ACTIVITIES	(3,350,735)	(4,290,214)
NET CASH USED IN OPERATING ACTIVITIES	(3,350,735)	(4,290,214)

INVESTING ACTIVITIES
Interest received	22,591	29,293
Proceeds on disposal of property, plant and equipment	-	31,829
Purchase of property, plant and equipment	(14,141)	-
NET CASH FROM INVESTING ACTIVITIES	8,450	61,122

FINANCING ACTIVITIES
Proceeds from issuance of preferred shares	1,500,000	-
Interest paid	(33,275)	(31,138)
New bank loans raised	1,159,525	1,065,152
Repayment of borrowings	(1,159,525)	(1,065,152)
Advance from related party	2,826	249,485
NET CASH FROM FINANCING ACTIVITIES	1,469,551	218,347

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,872,734)	(4,010,745)
Effects of foreign currency translation	(644,202)	(234,788)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,621,290	20,620,478
CASH AND CASH EQUIVALENTS AT END OF PERIOD	14,104,354	16,374,945

On September 3, 2021, we release the press release furnished herewith as Exhibit 99.1

On September 1, 2021, our Board of Directors approved an amendment to Section 4 (Voting Rights) of our Certificate of Designation for our Series A Convertible Preferred Stock, to forbid voting of Series A Preferred Stock until one year from the date of issue, or April of 2022.

On September 1, 2021, our board of directors granted an aggregate of 650,000 shares of common stock pursuant to the Company’s 2018 Equity Incentive Plan to the Company’s executive officers, directors and certain employees as compensations for their services. The grants to the Company’s executive officers and directors were as follows:

●	Keyan Yan, Co-Chairman and Chief Financial Officer, was granted 150,000 shares;

●	Sun Lei, director and Chief Executive Officer, was granted 200,000 shares;

●	Huidan Li, Co-Chairman and Chairman of ESG Committee, was granted 200,000 shares;

●	Liu Ze, Chief Technology Officer, was granted 10,000 shares;

On September 1, 2021, we closed the private offering of convertible preferred stock. For total subscription proceeds of $1,500,000, we issued 150,000 shares of our newly-designated Series C Convertible Preferred Stock to Sun Lei, our Chief Executive Officer and a member of our board. Our Series C Convertible Preferred Stock features a stated value of $10.00 and is convertible to shares of our common stock at any time after 6 months from the date of issue. Series C Convertible Preferred Stock votes together without common stock on an as-if-converted basis, which is not exercisable for one year, has no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation. All shares of common stock issuable upon conversion of the Series C Preferred Stock are subject to a one-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series C Preferred Stock was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D. This transaction has been approved by the board of directors of the company and by written consent of majority of the shareholders of the company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021	KBS Fashion Group Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Designation for Series C Convertible Preferred Stock
3.2	Amendment to Certificate of Designation for Series A Convertible Preferred Stock
10.1	Form of Lock-up Agreement
99.1	Press Release